FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

COSAN LIMITED

Item
1.	Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Item 1

Earnings Release

3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Pro forma Net Revenue of R$9.5 billion and
growth in all businesses in the 3Q 2013

São Paulo, November 6, 2013 – COSAN LIMITED (NYSE: CZZ; BM&FBovespa: CZLQ11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (BM&FBovespa: CSAN3) announce today their results for the third quarter of 2013 (3Q 2013), comprised of July, August and September 2013. The results are consolidated in accordance with the accounting principles adopted in Brazil and abroad (IFRS).

Earnings Conference Call

Portuguese
November 7, 2013
8:00 am (US-EST)
Tel: + 55 11 4688 6361
Code: COSAN

English
November 7, 2013
9:00 am (US-EST)
Tel (BR): + 55 11 4688 6361
Tel (US): +1 786 924 6977
Toll-free (US): +1 855 281 6021
Code: COSAN

Investor Relations
E-mail: ri@cosan.com.br
Telephone: +55 11 3897 9797
Site: www.cosan.com.br/ir

3Q 2013 Highlights

●    Pro forma consolidated EBITDA, including Raízen, totaled R$1.2 billion

●    Raízen Combustíveis post EBITDA of R$ 483 million with 9.3% increase in sales volume

●    Raizen Energia’s EBITDA of R$900 million

●     Record investment in the quarter and 10% growth in the number of Comgás’s clients

●     Rumo EBITDA reaches R$115 million

●     Increase of 17.5% in Lubricants and Specialties sales volume

3Q 2013	3Q 2012	Summmary of Financial Informations - Cosan Cosolidated	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Amount in R$ MM	(jan - sep)	(jan - sep)
2,434.5	608.4	Net Revenue	6,649.7	1,369.8
721.5	191.5	Gross Profit	1,951.4	381.5
29.6%	31.5%	Gross Margin (%)	29.3%	27.9%
378.2	70.3	Operating Profit	1,008.4	34.4
722.6	386.9	EBITDA	1,699.5	691.8
29.7%	63.6%	EBITDA Margin (%)	25.6%	50.5%
191.0	282.5	Equity Pick-up	251.3	554.1
317.0	302.4	Net Income (Loss) before non-controlling Interest	295.2	443.1
208.8	283.2	Net Income (Loss)	40.6	415.7
8.6%	46.6%	Net Margin (%)	0.6%	30.3%

397.4	270.0	CAPEX1	931.4	408.4
7,181.3	1,053.2	Net Debt	7,181.3	1,053.2
13,257.0	13,338.5	Shareholders' Equity and Minority Shareholders	13,257.0	13,338.5

Note1: Net of acquisition of interest in other companies and of cash received from divestments

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

A.	Highlights and Business Units

A.1 Business Units

As in prior earnings releases, we present herein a specific section for each business unit, including key operating data, as well as an analysis of the results, from net revenue to EBITDA.

Our business units (reportable segments) are as follows:

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

A.2 Cosan’s Consolidated Results

Cosan’s consolidated financial information comprises 100% of the results of Comgás, Rumo, Lubrificantes e Especialidades, Radar and Other Businesses. As of April 1, 2013, due to the adoption of the accounting rule IFRS 11, Raízen Energia e Combustíveis’ results are presented under the “Equity Pick-up” line and reflect the proportional interest (50%) in the result. Adjustments and Eliminations represent intercompany balances and transactions.

EBITDA reported here is in compliance with CVM Rule 527/12, published by CVM (Brazil’s Securities and Exchange Commission) on October 4, 2012, and may differ from the figures disclosed in prior periods due to equity pick-up. Consequently, the EBITDA now consists of operating income before financial expenses, plus depreciation, amortization and equity pick-up.

3Q 2013	3Q 2012	EBITDA (Reconciliation ICVM 527)	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Amounts in R$ MM	(jan-sep)	(jan-sep)
208.8	283.2	Net Income	40.6	415.7
(191.0)	(282.5)	(-) Equity Pick-up	(251.2)	(554.0)
-	(5.8)	(-) Income from Discontinued Operations	3.4	(1.5)
108.1	24.9	(+) Minority Shareholders	251.2	28.8
119.3	41.3	(+) Income Taxes	338.7	(74.9)
132.9	9.1	(+) Net Financial Expense (Revenue)	625.7	220.2
153.4	34.1	(+) Depreciation and Amortization	439.9	103.4
531.6	104.3	EBITDA (before ICVM 527)	1,448.3	137.7
191.0	282.5	(+) Equity Pick-up	251.2	554.0
722.6	386.9	EBITDA (after ICVM 527)	1,699.5	691.8
-	5.8	(+) Reclassification of Discontinued Operations2	(3.4)	1.5
-	-	(-) Gross effect of Raízen formation	-	100.3
722.6	392.6	Adjusted EBITDA (after ICVM 527)	1,696.1	793.5

Note 2: Due to the sale of the sugar retailing business represented by Cosan Alimentos, the Company reclassified the results of this unit to the discontinued operation line as required by the accounting rule IFRS5/CPC31 – Non-current Assets Held for Sale and Discontinued Operations

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

We present below the 3Q 2013 results by business unit for all units described above. All information reflects 100% of the units’ financial performance, regardless of Cosan's interest in them.

According to CVM Instruction 527/12 for EBITDA calculation, the R$160.3 million difference between equity pick-up of Other Businesses of R$351.3 million and the amount of R$191.0 result in the same line in the Accounting Consolidated relates to elimination of net incomes of businesses controlled by Cosan for consolidation purposes. The same adjustment is carried out for YTD 2013.

Results by Business Unit	Comgás	Rumo	Lubricants and Specialties	Radar	Other Businesses	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated
3Q 2013 Pro forma
Net Revenue	1,682.5	328.5	407.3	16.1	0.0	2,434.5	12,737.2	3,246.7	(7,992.0)	(878.6)	9,547.9
Cost of Goods and Services	(1,198.6)	(203.4)	(311.0)	0.0	0.0	(1,713.0)	(12,077.2)	(2,520.6)	7,298.9	868.6	(8,143.3)
Gross Profit	484.0	125.1	96.3	16.1	0.0	721.6	660.0	726.1	(693.0)	(10.0)	1,404.6
Gross Margin(%)	28.8%	38.1%	23.6%	100.0%	100.0%	29.6%	5.2%	22.4%	-13.8%	-	14.7%
Selling Expenses	(157.2)	-	(64.3)	-	-	(221.5)	(263.1)	(223.8)	243.4	-	(464.9)
General and Administrative Expenses	(72.8)	(17.3)	(19.2)	(5.3)	(39.1)	(153.7)	(99.7)	(134.8)	117.3	-	(270.9)
Other Operating Revenues (Expenses)	(0.0)	(12.6)	6.9	46.8	(9.2)	31.8	66.3	(19.9)	(23.2)	-	55.0
Equity Pick-up	-	-	(6.5)	-	351.3	191.0	-	(11.7)	5.8	(197.2)	(12.0)
Depreciation and Amortization	(115.1)	(19.8)	(17.8)	(0.3)	(0.5)	(153.4)	(119.6)	(564.5)	342.1	-	(495.5)
EBITDA	369.0	115.0	30.9	57.9	303.5	722.6	483.1	900.5	(691.8)	(207.2)	1,207.2
EBITDA Margin (%)	21.9%	35.0%	7.6%	358.5%	n/a	29.7%	3.8%	27.7%	-15.8%	-	12.6%

Results by Business Unit	Comgás	Rumo	Lubricants and Specialties	Radar	Other Businesses	Consolidated	Raízen Combustíveis	Raízen Energia	50% Raízen	Adjusts and Eliminations	Consolidated
YTD 2013 Pro forma
Net Revenue	4,735.9	711.2	1,151.1	51.4	0.0	6,649.7	35,462.8	7,075.3	(21,269.1)	(1,143.6)	26,775.2
Cost of Goods and Services	(3,410.4)	(429.6)	(852.3)	(6.1)	0.0	(4,698.3)	(33,652.3)	(5,864.0)	19,758.2	1,131.2	(23,325.3)
Gross Profit	1,325.6	281.6	298.8	45.4	0.0	1,951.4	1,810.5	1,211.3	(1,510.9)	(12.4)	3,449.9
Gross Margin(%)	28.0%	39.6%	26.0%	88.2%	100.1%	29.3%	5.1%	17.1%	7.1%	1.1%	12.9%
Selling Expenses	(429.4)	-	(170.4)	-	-	(599.7)	(776.0)	(533.6)	654.8	-	(1,254.6)
General and Administrative Expenses	(219.4)	(51.7)	(55.3)	(15.1)	(95.0)	(436.6)	(280.5)	(401.6)	341.0	-	(777.6)
Other Operating Revenues (Expenses)	(6.5)	(18.4)	8.1	110.2	(0.0)	93.3	213.6	15.9	(114.7)	-	208.0
Equity Pick-up	-	-	(6.5)	0.0	631.7	251.2	-	(21.6)	10.8	(255.0)	(14.6)
Depreciation and Amortization	(327.4)	(57.5)	(52.6)	(0.7)	(1.6)	(439.8)	(355.8)	(1,453.8)	904.8	-	(1,344.6)
EBITDA	997.6	269.0	127.3	141.1	538.3	1,699.5	1,323.4	1,724.1	(1,523.8)	(267.5)	2,955.7
EBITDA Margin (%)	21.1%	37.8%	11.1%	274.4%	n/a	25.6%	3.7%	24.4%	7.2%	23.4%	11.0%

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

B. Results by Business Unit

B.1 Raízen Combustíveis

We present below the results of Raízen Combustíveis, the business unit that distributes and trades fuels through a network of franchised Shell gas stations, in addition to supplying fuels to industrial clients and distributing aviation fuel.

As mentioned in the previous quarter, due to the adoption of accounting rule IFRS 11 – Joint Arrangements, Cosan no longer consolidates Raízen in its balance sheet, financial statement and cash flow statement. Raízen’s result is reported under the “Equity Pick-up” line. Due to Raízen’s relevance to Cosan’s financial information, we will report the performance of this segment separately.

Year-to-date results for 2013 (YTD 2013) are pro forma, and consider the first nine months (January 2013 to September 2013) of Raízen Combustíveis operations, to enable comparability of the periods. The same applies to the year-to-date results for 2012 (YTD 2012), which considers the months of January through September 2012.

Net Revenue

3Q 2013	3Q 2012		Sales Breakdown	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
12,737.2	10,915.5	16.7%	Fuel Sales	35,462.8	31,183.2	13.7%
756.1	553.9	36.5%	Ethanol	2,086.4	1,638.9	27.3%
4,911.6	4,356.7	12.7%	Gasoline	14,042.4	12,794.9	9.8%
5,631.7	4,629.2	21.7%	Diesel	15,212.6	12,588.6	20.8%
1,290.0	1,221.8	5.6%	Aviation	3,693.4	3,657.9	1.0%
147.9	153.9	-3.9%	Other Products	428.0	503.0	-14.9%

In the 3Q 2013, net revenue of Raízen Combustíveis totaled R$12.7 billion, an increase of 16.7% compared to 3Q 2012, driven by a 9.3% increase in total fuel sales volume for the period, mainly ethanol and diesel, which grew 24.0% and 11.3%, respectively. In addition to the increase in the vehicle fleet year-over-year, the growth in the network of Shell resellers to 4,774 service stations in 3Q 2013 also contributed to the increase in net revenue.

Quarter-over-quarter, total net revenue rose 8.1%, while the volume sold increased 8.3%, chiefly due to the usual seasonality between the quarters.

The average price of products sold was up 6.8% when compared to 3Q 2012, due to the increase in gasoline and diesel prices announced by Petrobras in the first quarter of 2013.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

The increase in gasoline prices contributed to higher competitiveness of ethanol in the domestic market in four Brazilian states (São Paulo, Paraná, Goiás and Mato Grosso), where the price parity between ethanol and gasoline was below 70%.

In 3Q 2013, the aviation segment recorded a 4.8% reduction in volumes sold year-over-year, which was more than offset by the 10.9% increase in average price, resulting a growth of 5.6% in net revenue. Compared to 2Q 2012, volumes sold in this segment improved reporting an increase of 4.3%.

Fuels

 Volume Sold (million liters) and Average Unit Price (R$/cbm)

Inventories

Fuels Inventories	3Q 2013	3Q 2012
	(jul - sep)	(jul - sep)	Chg.%
000' cbm	731.9	445.4	64.3%
R$'MM	1,302.8	803.5	62.1%
R$/cbm	1,780.2	1,804.0	-1.3%

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Cost of Goods Sold

3Q 2013	3Q 2012		COGS	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(12,077.2)	(10,335.3)	16.9%	Fuel Sales	(33,652.3)	(29,390.9)	14.5%
Average Unitary Cost (R$/cbm)
(1,975)	(1,848)	6.9%	Fuel Sales	(1,971)	(1,823)	8.1%

In line with the growth in sales volume and rising prices of gasoline and diesel, the cost of goods sold by Raízen Combustíveis was R$12.1 billion in the 3Q 2013, up 16.9% compared to the 3Q 2012. Average unit cost rose 6.9% from R$1,848/cbm in the 3Q 2012 to R$1,975/cbm reported in 3Q 2013. When compared to 2Q 2013 the cost of goods sold grew 7.6%.

Gross Profit

3Q 2013	3Q 2012		Gross Profit	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
660.0	580.2	13.8%	Gross Profit	1,810.5	1,792.3	1.0%
5.2%	5.3%	-0.1 p.p.	Gross Margin (%)	5.1%	5.7%	-0.6 p.p.
107.9	103.7	4.1%	Unitary Gross Margin (R$/cbm)	106.0	111.2	-4.6%

Raízen Combustíveis reported gross income of R$660.0 million for 3Q 2013, an increase of 13.8% from the R$580.2 million recorded in 3Q 2012. Gross margin reached 5.2% and, measured in BRL per cbm, it totaled R$108/cbm, an increase of 4.1% year-over-year. Quarter-over-quarter, gross income rose 18.9%, and the gross margin measured in BRL per cbm was 10.2% higher than the R$98/cbm recorded in the previous quarter.

The key factors impacting the growth in gross margin for the quarter were the recovery in volumes of the aviation segment, which has a higher unit gross margin, compared to 2Q 2013 and initiatives to reduce logistics costs.

Selling, General and Administrative Expenses

3Q 2013	3Q 2012		SG&A Expenses	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(263.1)	(243.1)	8.2%	Selling Expenses	(776.0)	(876.0)	-11.4%
(99.7)	(92.3)	8.0%	G&A Expenses	(280.5)	(293.1)	-4.3%
66.3	(2.6)	n/a	Other Operational Revenues/Expenses	213.6	127.1	68.0%

Raízen Combustíveis’s selling expenses were up 8.2% in 3Q 2013, totaling R$ 263.1 million, chiefly due to higher volumes sold in the period in addition to institutional expenses related to marketing campaign. When compared to 2Q 2013 the cost of goods sold grew 6.5%.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

General and administrative expenses totaled R$99.7 million in 3Q 2013, up 8.0% y-o-y. When compared to 2Q 2013 the cost of goods sold grew 13.2%.

Other operating revenues and expenses reached R$66.3 million in 3Q 2013, comprised mainly of merchandise fees, convenience store royalties, revenue from leases, fees for the sale of lubricants at Raízen Combustíveis services stations, and revenues from assets sale. It is important to mention that Raízen Combustíveis had a non-recurring write-off of approximately R$25 million in its result in 3Q 2012 due to a revision in the base of property, plant and equipment disposed of in prior quarters.

EBITDA

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
483.1	375.5	28.7%	EBITDA	1,323.4	1,093.8	21.0%
3.8%	3.4%	0.4 p.p	EBITDA Margin (%)	3.7%	3.5%	0.2 p.p

In 3Q 2013, Raízen Combustíveis’ EBITDA increased by 28.7% compared to 3Q 2012, totaling R$483.1 million. EBITDA margin was 3.8%, a 0.4 p.p increase compared to 3Q 2012. Compared to the EBITDA of R$417.4 million reported 2Q 2013, the growth was 15.7%, which shows a recovery related to specific effects occurred in June 2013.

Capex

3Q 2013	3Q 2012		CAPEX	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
143.4	197.4	-27.3%	CAPEX	386.2	554.1	-30.3%

Raízen Combustíveis’s Capex was R$143.4 million in 3Q 2013, decrease of 27.3% y-o-y mainly due to the completion of the “Esso” to “Shell” rebranding process, postponement of investments and the consolidation of the network growth based on rebates to dealers according to volumes targets.

These rebates are accounted as deductions from gross revenue totaling R$26.7 million this quarter impacting EBITDA margin in R$4.4/cbm, while in 3Q 2012 this bonus was of R$13.4 million or R$2.4/cbm. In the 2Q 2013 the same impact in EBITDA margin was R$33.6 million or R$5.9/cbm.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

B.2 Raízen Energia

The following are the results for Raízen Energia, whose core business is the production and sale of a variety of products derived from sugarcane, including raw sugar (Very High Polarization  VHP), anhydrous and hydrous ethanol, as well as activities related to energy cogeneration from sugarcane bagasse and ethanol trading.

As mentioned in the previous quarter, due to the adoption of accounting rule IFRS 11 – Joint Arrangements, Cosan no longer consolidates Raízen in its balance sheet, financial statement and cash flow statement, Raízen’s result is reported under the “Equity Pick-up” line. Due to Raízen’s relevance to Cosan’s financial information, we will report the performance of this segment separately.

Year-to-date results for 2013 (YTD 2013) are pro forma, and consider the first nine months (January 2013 to September 2013) of Raízen Energia operations, to enable comparability of the periods. The same applies to the year-to-date results for 2012 (YTD 2012), which considers the months of January through September 2012.

Production Figures

CenterSouth Region

The rainy weather in the beginning of the harvest season affected not only the crushing in the period – especially between May and June—but also the sugar and ethanol production after that period. The rain in most of the Central-South region of Brazil has changed the physiology of the sugarcane which, from then on, was expected to strongly concentrate sugar in the cane. But the TRS levels were below expectations – an average 1.3% lower than in the previous year between June and September – and the sugar production was also affected, since the lower quality cane favors the production of ethanol.

From July to September, mills managed to maximize the crushing pace and crushed nearly 260 million tons of sugarcane. But they also faced weather issues, which prevented this figure from being even higher. The second half of September, for instance, recorded a decrease of over 20% in processed volumes compared to the first half of the month.

The number of crushing days lost this harvest due to rain in the Central-South region is above the average of the past years. Also, a higher mechanization level demands a longer time to resume crushing right after the rains, which delays the mills’ operation pace.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Out of the processed sugarcane volume until the end of September, 45.1% was used in sugar production, resulting in 25.2 million tons, while ethanol production totaled 18.8 billion liters – of which 8.1 billion liters were anhydrous and 10.8 billion, hydrous. All products increased year-over-year, however, although the cane crushing is 15.4% higher than the previous year, low levels of TRS caused an increase of only 5% in the sugar production volume in the period.

Raízen Energia

During 3Q 2013, Raízen Energia operated 24 sugar, ethanol and energy cogeneration mills, with a crushing capacity of 65.6 million tons of sugarcane per year.
3Q 2013	3Q 2012		Operational Figures	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%		(jan - sep)	(jan - sep)	Chg.%
26,824	27,314	-1.8%	Crushed Sugarcane	45,358	38,378	18.2%
11,745	12,612	-6.9%	Own (‘000 tonnes)	22,767	19,068	19.4%
15,079	14,702	2.6%	Suppliers (‘000 tonnes)	22,591	19,310	17.0%
135.4	147.0	-7.9%	Sugarcane TRS (kg/tonne)	128.4	132.1	-2.8%
94.0%	91.3%	2.7 p.p	Mechanization (%)	94.0%	91.3%	2.7 p.p
			Production
2,128	2,152	-1.1%	Sugar	3,318	2,800	18.5%
1,337	1,275	4.9%	Raw Sugar (‘000 tonnes)	2,203	1,671	31.9%
791	877	-9.8%	White Sugar (‘000 tonnes)	1,114	1,129	-1.3%
884	924	-4.3%	Ethanol	1,479	1,274	16.1%
456	408	11.8%	Anhydrous Ethanol (‘000 cbm)	716	539	32.8%
428	516	-17.1%	Hydrous Ethanol (‘000 cbm)	763	735	3.9%

Raízen Energia recorded 26.8 million tons of crushed sugarcane in 3Q 2013, a decrease of 1.8% over 3Q 2012 (27.3 million tons). About 44% of which was own sugarcane, and 56% from suppliers.

During 3Q 2013, the mechanization of own sugarcane harvesting reached 94.0% and the TRS of the sugarcane reached 135.4 kg/ton in the same period, down 7.9% compared to 3Q 2012 when the TRS level was 147.0 kg/ton, thanks to the increased occurrence of rain early in the crop season which ultimately diluted the concentration of total sugars in the harvested cane.

Agricultural productivity measured in tons of sugarcane per hectare (TCH) reached 86.8 t/ha in 3Q 2013, a 6.2% growth compared to the 81.7 t/ha reported in 3Q 2012.

The sugarcane field reached an average age of 3.1 years due to renewal of approximately 20% of the company’s own fields in the interseason period. Production mix was concentrated in sugar, with approximately 60% of sugarcane crushed used to make this product, totaling 2.1 million tons of sugar and 884 million liters of ethanol produced

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Net revenue

3Q 2013	3Q 2012		Sales Breakdown	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
3,246.7	2,248.4	44.4%	Net Operating Revenue	7,075.3	4,705.8	50.4%
1,492.3	1,302.2	14.6%	Sugar Sales	3,428.2	2,592.6	32.2%
211.7	261.1	-18.9%	Domestic Market	595.3	726.7	-18.1%
1,280.6	1,041.1	23.0%	Foreign Market	2,832.8	1,865.9	51.8%
1,519.8	717.0	112.0%	Ethanol Sales	3,223.8	1,753.9	83.8%
870.4	281.5	209.2%	Domestic Market	1,722.4	830.6	107.4%
339.7	286.9	18.4%	Foreign Market	850.5	624.4	36.2%
309.7	148.6	108.4%	Trading	650.8	299.0	117.7%
153.3	163.9	-6.5%	Energy Cogeneration	263.6	236.2	11.6%
81.4	65.3	24.7%	Other Products and Services	159.8	123.0	29.9%

Raízen Energia’s net revenue reached R$3.2 billion in 3Q 2013, up 44.4% compared to the 3Q 2012, when the reported amount was R$2.2 billion. The key drivers of the growth in net revenue in the period were the higher volumes of sugar and ethanol sold, and the better prices of ethanol both in domestic and international markets.

Sugar Sales
During 3Q 2013 net revenue from sugar sales totaled R$1.5 billion, 14.6% higher than the R$1.3 billion recorded in 3Q 2012. Revenue from sugar sales represented approximately 46% of Raízen Energia’s net revenue in the 3Q 2013.

The main driver of net revenue increase in the 3Q 2013 was the 23.8% expansion in volumes sold, equivalent to R$310.5 million, which more than offset the 7.5% decrease in the average price, from R$ 1.068/ton in 3Q 2012 to R$ 988/ton in 3Q 2013.

Sugar
Sales Volume (’000 tons) and Average Unit Price (R$/ton)

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Sugar Inventories

Sugar Inventories	3Q 2013	3Q 2012
	(jul - sep)	(jul - sep)	Chg.%
´000 tonne	1,087.0	1,134.4	-4.2%
R$'MM	746.6	794.8	-6.1%
R$/tonne	686.8	700.6	-2.0%

Ethanol Sales

Net revenue from ethanol sales totaled R$1.5 billion in 3Q 2013, up 112.0% compared to 3Q 2012, which was R$717.0 million. The revenue increase is justified by a 4.6% increase in average price as well as by an increase of 103.6% in sales volume in the quarter.

Sales of ethanol in the domestic market reached 65% of total sales in 3Q 2013, mainly driven by the higher demand for anhydrous ethanol in the Central-South region—38% higher than in the same period last year – mainly due to the mandatory increase to 25% in the gasoline blend.

In the 3Q 2013, net revenue from ethanol trading, which represents purchase and sale transactions in the international market, totaled R$309.7 million, moving approximately 174 million liters in the period.

Ethanol

 Sales Volume (million liters) and Average Unit Price (R$/cbm)

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Ethanol Inventories

Ethanol Inventories	3Q 2013	3Q 2012
	(jul - sep)	(jul - sep)	Chg.%
´000 cbm	653.0	656.5	-0.5%
R$'MM	720.4	743.0	-3.0%
R$/cbm	1,103.2	1,131.7	-2.5%

Energy Cogeneration

All of Raízen Energia’s 24 mills generate energy and are self-sufficient, and 13 sell surplus energy from cogeneration.

Net revenue from energy sales in 3Q 2013 reached R$153.3 million, down 6.5% compared to 3Q 2012. During the quarter, total energy sales volume amounted to 895.5 thousand MWh with an average price of R$ 171/MWh, 8.0% above the average price of R$158/MWh in 3Q 2012.

The reduction in energy resale operations in the spot market contributed to the 13.4% decline in the total volume of energy sold, and was the main driver for the drop in net revenue in the quarter.

Electric Energy
Sales Volume (‘000 MWh) and Average Unit Price (R$/MWh)

Other Products and Services

In 3Q 2013, revenue from other products and services totaled R$81.4 million, representing growth of 24.7% over 3Q 2012, relative to the sale of steam, molasses and raw materials to service providers in the agricultural industry.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Cost of Goods Sold

Raízen Energia's cost of goods sold is reported together with the average unit costs, net of the effects of depreciation and amortization (cash cost).

3Q 2013	3Q 2012		COGS per Product	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(2,520.7)	(1,667.9)	51.1%	Cost of Goods Sold	(5,864.1)	(3,519.2)	66.6%
(1,048.2)	(858.8)	22.1%	Sugar	(2,486.4)	(1,830.9)	35.8%
(1,037.6)	(497.5)	108.6%	Ethanol	(2,240.1)	(1,315.5)	70.3%
(297.2)	(138.4)	114.8%	Trading	(636.4)	(283.4)	124.6%
(59.2)	(91.5)	-35.2%	Energy Cogeneration	(119.4)	(134.8)	-11.4%
(78.4)	(81.8)	-4.1%	Others	(381.8)	45.4	-940.4%
			Average Unitary Costs3
(500.0)	(483.2)	3.5%	Cash Cost of Sugar (R$/tonne)	(501.6)	(510.6)	-1.8%
(895.0)	(650.4)	37.6%	Cash Cost of Ethanol (R$/’000 liters)	(860.4)	(768.3)	12.0%

Note 3: Average unit costs represent the cash cost, which is net of plantation and cultivation area depreciation and amortization, agricultural depreciation (machinery and equipment), industrial depreciation, and harvest off-season maintenance.

In 3Q 2013, Raízen Energia’s cost of goods sold totaled R$2.5 billion, up 51.1% (compared to a 44.4% increase in net revenues) from the R$1.7 billion recorded in 3Q 2012. The higher volumes of sugar and ethanol sold, were the main drivers for the cost increase in this quarter. Important to mention that approximately 35% of the total ethanol sold in 3Q 2013 was originated in from domestic market, which explains the higher costs.

In addition, there was less dilution on planting and treatment costs, due to a 7.9% drop in the level of TRS, from 147.0 kg/ton in 3Q 2012 to 135.4 kg/ton in 3Q 2013.

Some factors offsetting the rise in Raízen Energia’s cost of goods sold were the following:

•	6.2% increase in sugarcane field productivity – represented by a higher TCH, which was 86.8 in 3Q 2013 compared to 81.7 in 3Q 2012;

•	7.6% decrease in the cost of CONSECANA’s TCH, from R$0.4806 in 3Q 2012 to R$0.4439 in 3Q 2013, which has a direct impact on the cost of sugarcane from suppliers;

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Gross Profit

3Q 2013	3Q 2012		Gross Profit and Gross Margin	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
726.1	580.4	25.1%	Gross Profit	1,211.2	1,186.6	2.1%
444.1	443.4	0.2%	Sugar	941.8	761.7	23.6%
29.8%	34.1%	-4.3 p.p.	Sugar Gross Margin (%)	27.5%	29.4%	-1.9 p.p.
49.4%	54.8%	-5.3 p.p.	Sugar (Cash) Gross Margin (%)	48.3%	50.3%	-2.0 p.p.
172.5	70.9	143.3%	Ethanol	332.9	139.4	138.7%
14.3%	12.5%	1.8 p.p	Ethanol Gross Margin (%)	12.9%	9.6%	3.4 p.p
29.7%	46.6%	-16.9 p.p.	Ethanol (Cash) Gross Margin (%)	33.9%	39.0%	-5.1 p.p.
12.4	10.2	21.6%	Trading	14.4	15.6	-7.7%
4.0%	6.9%	-2.9 p.p.	Ethanol Trading Margin (%)	2.2%	5.2%	-3.0 p.p.
94.0	72.5	29.8%	Energy Cogeneration	144.1	101.5	42.1%
3.0	(16.5)	n/a	Other Products and Services	(222.0)	168.4	n/a

Raízen Energia recorded gross profit of R$726.1 million in 3Q 2013, representing an increase of 25.1% compared to the R$580.4 million recorded in 3Q 2012.

The gross profit from the sale of sugar reached R$444.1 million, 0.2% higher than the 3Q 2012 result. This result represented nearly 61% of Raízen Energia’s gross profit. The result from the sale of ethanol increased by 143.3% in the period to R$172.5 million and was the main driver for the increase in this line in the period. The sale of electricity resulted in gross profit of R$94.0 million, up 29.8% year-over-year.

Other products and services totaled R$3.0 million and was impacted by the non-cash loss of R$6.4 million from the negative variation of the biological asset’s fair value, in addition to the R$6.7 million in amortization of business combination, recognized at cost in 3Q 2013.

Selling, General and Administrative Expenses

3Q 2013	3Q 2012		SG & A Expenses	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(223.8)	(167.9)	33.3%	Selling Expenses	(533.6)	(333.6)	60.0%
(134.8)	(121.3)	11.1%	General and Administrative Expenses	(401.6)	(368.4)	9.0%

Raízen Energia’s selling expenses amounted to R$223.8 million in 3Q 2013, up 33.3% compared to 3Q 2012. Higher expenses with freight, logistics and ship loading at the port were the main drivers for the selling expenses and were caused by increase in exports volumes.

In 3Q 2013, general and administrative expenses totaled R$134.8 million, representing 11.1% increase compared to the R$121.3 million reported in 3Q 2012. This increase is related to personnel expenses mainly connected to the collective bargaining agreement, as well as institutional expenses linked to marketing campaigns continuing from the previous quarter.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

EBITDA

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
900.5	849.5	6.0%	EBITDA	1,724.2	1,652.4	4.3%
27.7%	37.8%	-10.0 p.p.	Margin EBITDA (%)	24.4%	35.1%	-10.7 p.p.

Raízen Energia’s EBITDA reached R$900.5 million in 3Q 2013, 6.0% increase compared to the R$849.5 million reported in 3Q 2012, despite a reduction of 9.4% of the average of sugar equivalent price (which accounts for the sale of both sugar and ethanol) in the period.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Hedge

Volume positions and fixed sugar prices agreed with traders or through derivative financial instruments as of September 30, 2013, and foreign exchange derivatives contracted by Raízen Energia to hedge future cash flows, are summarized as follows:

Summary of Hedge Operations at Sep 30, 20134

Sugar	2013 / 2014	2014 / 2015
NY #11
Volume (‘000 ton)	2,695.8	961.1
Average Price (¢US$/lb)	18.59	17.90
Exchange Rate
US$
Volume (US$ mm)	1,145.1	397.7
Average Price (R$/US$)	2.18	2.41

Note 4: The table presents hedge coverage taking into consideration the crop-years ending on 03/31/2014 and 03/31/2015, respectively.

Hedge Accounting Impacts

Raízen Energia has been using cash flow hedge accounting for certain derivative financial instruments in order to hedge against the sugar price risk for revenues from exports.

The table below shows the expected transfer of gain/loss balances from shareholders’ equity as at September 30, 2013 to the net operating income of Raízen Energia5 in future years, broken down by coverage period for the following hedging instruments.

	Expiration Period - (R$MM)
Derivative	Market	Risk	2013	2014	Total
Futures	OTC/NYBOT	NY#11	23.9	(9.5)	14.4
(=) Hedge Accounting impact			23.9	(9.5)	14.4
(-) Deferred Income Tax			(8.1)	3.2	(4.9)
(=) Asset Valuation Adjustment			15.8	(6.3)	9.5

Note 5: The table above shows 100% of the hedge accounting gains/losses reclassified to shareholders’ equity. As Cosan has a 50% stake in Raízen Energia, the hedge accounting will proportionally impact the Other Comprehensive Income in Cosan’s shareholders’ equity.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Capex

3Q 2013	3Q 2012		CAPEX	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
433.6	360.8	20.2%	Total CAPEX	1,927.0	1,815.4	6.1%
309.3	277.1	11.6%	Operating CAPEX	1,427.7	1,483.5	-3.8%
250.6	233.2	7.5%	Biological Assets	709.4	776.8	-8.7%
9.7	7.7	26.0%	Inter-Harvest Maintenance Costs	483.0	443.9	8.8%
15.5	10.6	46.2%	SSMA and Sustaining	48.4	92.6	-47.8%
30.4	15.1	101.3%	Mechanization	122.4	140.0	-12.6%
3.1	10.5	-70.5%	Industrial	64.5	30.2	113.6%
124.3	83.7	48.5%	Expasion CAPEX	499.3	331.9	50.4%
3.7	16.0	-76.9%	Cogeneration Projects	46.5	165.7	-72.0%
120.6	67.7	78.1%	Expansion and Other Projects	452.8	166.2	172.4%

Raízen Energia’s Capex totaled R$433.6 million in 3Q 2013, representing an increase of 20.2% over the R$360.8 million reported in 3Q 2012.

Investments in biological assets amounted to R$250.6 million in 3Q 2013, 7.5% higher compared to the same quarter of the previous period, due to the field renovation strategy to maintain sugarcane fields at high productivity levels.

Investment in cogeneration in the 3Q 2013 decreased by 76.9% compared to 3Q 2012 due to the completion of these projects.

Expansion-related and other projects increased 78.1% q-o-q and totaled R$120.6 million due to the beginning of expenditure related to new expansion in crushing capacity projects at the Paraguaçu and Caarapó units. Also, this line includes other projects such as initiatives aiming at vinasse concentration, conversion of hydrous into anhydrous ethanol, biomass projects, expansion of mechanized fields, as well as operational improvements.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

B.3 Comgás

We present below the results of Comgás, the business unit that distributes and commercializes natural gas in the concession region in the State of São Paulo.

The 3Q 2012 and YTD 2012 periods reflect Comgás’ accounting information disclosed prior to its consolidation to Cosan’s financial statements, or represent a combination of quarters of calendar years 2012 and 2013

Volumes Sold

3Q 2013	3Q 2012		Volume Sold	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Volume ('000 cbm)	(jan - sep)	(jan - sep)	Chg.%
1,307,881	1,294,207	1.1%	Total Gas Sales	4,106,242	3,829,720	7.2%
1,222,369	1,218,851	0.3%	Gas Sales	3,557,146	3,559,497	-0.1%
65,372	56,789	15.1%	Residential	165,916	148,403	11.8%
31,503	29,293	7.5%	Commercial	87,438	83,388	4.9%
984,268	970,248	1.4%	Industrial	2,871,410	2,851,469	0.7%
79,450	92,440	-14.1%	Cogeneration	247,510	268,186	-7.7%
61,776	70,081	-11.9%	Vehicular	184,872	208,050	-11.1%
85,511	75,356	13.5%	Thermal Power	549,096	270,224	103.2%

Comgás focuses its business on the expansion of both residential and commercial markets and on the development of the cogeneration and NGV. The industrial segment, which growth is linked to the GDP evolution in the concession area, is the most relevant in terms of volumes.

During 3Q 2013, the company distributed 65.4 million cbm of gas to the residential segment, an increase of 15.1% compared to the 50.7 million cbm volume distributed in 3Q 2012, reaching 56.8 million cbm. Volume variations in the segment are explained basically by the connection of new customers to the network. The segment ended September with 936,034 meters connected, a 7.4% growth compared to 3Q 2012, when meters connected amounted to 871,934. In 3Q 2013, the residential segment contributed with 28% to the margin and represented 5% of the total distributed volume.

The commercial segment accounted for 31.5 million cbm of gas distributed by Comgás in 3Q 2013, representing growth of 7.5% compared to 3Q 2012, when total volume distributed was 29.3 million cbm. This volume represents 2% of the total distributed volume of gas in 3Q 2013, with a 8% margin contribution. During 3Q 2013, 101 new commercial clients were connected.

The industrial segment totaled 984.3 million cbm of gas distributed in 3Q 2013, up 1.4% compared to the 970.3 million cbm distributed in 3Q 2012. Comgás’ strategy contemplates the maintenance and loyalty of this customer base, by means of developing new applications for natural gas while working to add new customers in its concession area. At the close of 3Q 2013, Comgás had 1,018 clients in this segment, accounting for 75% of the total gas sales for the quarter with a contribution to the margin of 60%.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Thanks to the downtime for maintenance at two clients, volume sold to the cogeneration market fell 14.1% over 3Q 2012, from 92.4 million cbm in 3Q 2012 to 79.5 million cbm in 3Q 2013, and represented 6% of total volume distributed with a 2% contribution to the margin.

In 3Q 2013 the automotive segment represented 5% of total distributed volume, reaching 61.8 million cbm. The 11.9% decrease in volume sold compared to 3Q 2012 is explained by the segment’s high sensitivity to price changes and the competition from other fuels.

The volume distributed to the thermal power generation segment in the 3Q 2013 reached 85.5 million cbm, up 13.5% compared to the 3Q 212, when the volume sold was 75.4 million cbm. In the quarter, this segment represented 7% of the total volume of gas sold contributing with 2% contribution to the margin.

Comgás’ gas supply contracts do not include thermal power plants volumes. If thermal power plants need to dispatch gas, Petrobras will supply the Company the additional volume, as these are “back to back” contracts.

Natural Gas
Volume of Gas Sold (million cbm) and New AHU6 Connected (thousand units)

Note 6: New AHU (autonomous home units) connected in the period.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Operating Revenue

3Q 2013	3Q 2012		Sales Breakdown	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
2,065.1	1,753.9	17.7%	Gross Operating Revenue	5,796.9	4,727.8	22.6%
1,851.5	1,623.8	14.0%	Gas Sales	5,257.6	4,395.0	19.6%
239.8	191.5	25.2%	Residential	591.8	479.1	23.5%
80.7	68.7	17.6%	Commercial	216.6	185.8	16.6%
1,357.2	1,172.9	15.7%	Industrial	3,827.0	3,197.1	19.7%
74.0	100.3	-26.2%	Cogeneration	228.3	260.6	-12.4%
35.7	28.3	26.2%	Thermal Power	210.9	98.8	113.5%
64.0	62.1	3.2%	Vehicular	183.0	173.6	5.4%
204.4	105.0	94.8%	Construction Revenue	513.7	294.2	74.6%
9.2	25.2	-63.5%	Other	25.6	38.6	-33.7%
(382.6)	(340.5)	12.4%	Tax on Sales	(1,061.0)	(915.4)	15.9%
1,682.5	1,413.5	19.0%	Net Operating Revenue	4,735.9	3,812.4	24.2%
1,469.2	1,285.7	14.3%	Gas Sales	4,201.1	3,483.3	20.6%
204.4	105.0	94.8%	Construction Revenue	513.7	294.2	74.6%
8.9	22.8	-60.8%	Other	21.1	34.8	-39.5%

Comgás recorded gross revenue of R$2.1 billion in 3Q 2013, up 17.7% compared to the R$1.8 billion reported in 3Q 2012. Net revenue from sales and services totaled R$ 1.7 billion, a 19.0% increase compared to the same period of the previous year.

Tariff increases, as approved by the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) resolutions nos. 340, 379 and 421, were the main drivers of the variations in Natural Gas Sales Revenue. In order to establish the new tariff, ARSESP considered the increased cost of natural gas, especially imported gas (subject to agency review), which was impacted by the stronger dollar and the higher average contracted oil price per barrel, key elements for natural gas price formation in Brazil.

Cost of Goods and Services

3Q 2013	3Q 2012		COGS	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(1,198.6)	(990.0)	21.1%	Cost of Goods and Services	(3,410.4)	(2,798.6)	21.9%
(887.8)	(791.8)	12.1%	Natural Gas	(2,593.2)	(2,230.5)	16.3%
(106.3)	(93.2)	14.0%	Transportation and other Gas services	(303.4)	(273.9)	10.8%
(204.4)	(105.0)	94.8%	Construction	(513.7)	(294.2)	74.6%

Comgás’ cost of goods and services sold, comprised of commodity costs, transportation and construction totaled R$1.2 billion in 3Q 2013, representing an increase of 21.1% to R$900.0 million recorded in 3Q 2012.

The increase in the natural gas cost and transportation & other lines are chiefly due to the increase in gas cost due to supply agreements priced in dollars, and the lower amount of gas offered in auctions by Petrobras in 2013. The change in the construction cost line directly relates to the higher level of investment during the year.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

The differences between actual costs incurred and the cost of gas included in the tariff charged to customers (as per the ARSESP tariff structure) are accrued to the regulatory account and are passed through or charged according to regulatory resolutions in periodic adjustments or tariff reviews. This balance is monthly adjusted by the SELIC rate. On September 30, 2013, the Regulatory account had a positive balance of approximately R$350 million payable to Comgás.

The regulatory account represents a balance payable or receivable related to the difference between the prices of the gas bought by Comgás and the one used in the tariff composition. This balance is not recorded, so when we refer to its normalization, it means to consider this asset and/or liability as if it was recorded.

Gross Profit

3Q 2013	3Q 2012		Gross Profit	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
484.0	423.5	14.3%	Gross Profit	1,325.6	1,013.7	30.8%
28.8%	30.0%	-1.2 p.p.	Gross Margin (%)	28.0%	26.6%	1.4 p.p

Comgás recorded gross profit of R$484.0 million in 3Q 2013, growth of 14.3% compared to the 3Q 2012. This variation is primarily explained by (i) activity in the Regulatory Account; (ii) 6.16% weighted average tariff adjustment in May 2013; and (iii) increased volume sold in 3Q 2013.

Selling, General and Administrative Expense

3Q 2013	3Q 2012		SG&A Expenses	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(157.2)	(104.6)	50.3%	Selling Expenses	(429.4)	(303.3)	41.6%
(72.8)	(75.7)	-3.8%	G&A Expenses	(219.4)	(210.5)	4.2%
(0.0)	(2.2)	-99.2%	Other Operating Revenues (Expenses)	(6.5)	(7.9)	-17.8%

Comgás’ selling expenses totaled R$157.2 million in 3Q 2013, representing an increase of 50.3% compared to the 3Q 2012 figure of R$104.6 million. Excluding the effect in the amount of R$30.9 million of the goodwill amortization (concession rights) allocated under selling expenses in the 3Q 2013, the increase in selling expenses would have been 20.8% q-o-q due to allowance for doubtful accounts.

General and administrative expenses totaled R$72.8 million in 3Q 2013, representing a 3.8% decrease compared to the R$75.7 million reported in 3Q 2012.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

EBITDA

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
369.0	318.3	15.9%	EBITDA	997.7	708.6	40.8%
21.9%	22.5%	-0.6 p.p.	EBITDA Margin (%)	21.1%	18.6%	2.5 p.p
348.8	312.3	11.7%	Normalizade EBITDA	941.6	900.0	4.6%
20.7%	22.1%	-1.4 p.p.	Normalized EBITDA Margin (%)	19.9%	23.6%	-3.7 p.p.

Comgás’s EBITDA reached R$369.0 million in 3Q 2013, an increase of 15.9% compared to the figure reported in 3Q 2012, of R$318.3 million.

EBITDA margin for the quarter reached 21.9%, 0.6 p.p. below the 3Q 2012. When normalized by the Regulatory Account, EBITDA reached R$348.8 million in the period, up 11.7% compared to the R$312.3 million reported in 3Q 2012.

CAPEX

3Q 2013	3Q 2012		CAPEX	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
248.4	158.4	56.8%	CAPEX	642.8	426.5	50.7%

Comgás’ investments totaled R$248.4 million during 3Q 2013, 56.8% higher y-o-y. Of this total, 65% were invested in network expansion, reinforcing the expansion strategy to regions not served by Comgás, in addition to network penetration.

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Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

B.4 Rumo Logística

We present below the results of Rumo Logística, company responsible for providing integrated logistics solutions for sugar and other agricultural commodities exports, offering transportation, storage and port loading services.

Net revenue

3Q 2013	3Q 2012		Sales Breakdown	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
328.5	217.9	50.8%	Net Operating Revenue	711.2	397.1	79.1%
270.9	166.4	62.8%	Transportation	571.5	297.7	92.0%
54.5	47.6	14.4%	Loading	127.9	89.8	42.5%
3.1	3.9	-19.7%	Other	11.8	9.6	22.8%

In 3Q 2013, Rumo’s net revenue totaled R$328.5 million, up 50.8% compared to the same period of the previous year.

Net revenue from transportation in 3Q 2013 totaled R$270.9 million, up 62.8% compared to the same period of the previous year, mostly due to (i) increased sugar volumes transported; (ii) higher average prices for transportation; and (iii) reimbursement for road transportation additional costs compared to the negotiated rail freight under the contract with America Latina Logística (ALL).

Rumo’s loading volume in the quarter was 7.3% higher than 3Q 2012, reaching 2.8 million tons of sugar. Loading revenue increased by 14.4% in the period, leveraging not only from the increase in volume, but also from higher average prices when compared to the same period last year.

Loading Volume
(‘000 ton)

24 of 48

Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

Cost of Services Provided

3Q 2013	3Q 2012		Costs of Services	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(203.4)	(133.7)	52.1%	Cost of Services	(429.6)	(281.4)	52.7%

Cost of services provided includes railway and highway freight, port elevation, transshipment and storage costs in upstate São Paulo and at the Port of Santos.

In 3Q 2013, cost of services provided by Rumo was R$203.4 million, an increase of 52.1% compared to 3Q 2012, as a result of increased volume and cost of freight, mainly due to contingent contracting on road transportation to the Port of Santos.

Gross Profit

3Q 2013	3Q 2012		Gross Profit	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
125.1	84.2	48.6%	Gross Profit	281.6	115.7	143.4%
38.1%	38.6%	-0.5 p.p.	Gross Margin (%)	39.6%	29.1%	10.5 p.p

In 3Q 2013, Rumo reported gross profit of R$125.1 million, 48.6% higher than in 3Q 2012. Gross margin for the quarter decreased by 0.5 p.p., reaching 38.1% in 3Q 2013 compared to 38.6% in 3Q 2012.

General and Administrative Expenses

3Q 2013	3Q 2012		G&A Expenses	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(17.3)	(14.1)	22.6%	G&A Expenses	(51.7)	(37.9)	36.4%

The adequacy in Rumo’s administrative structure for new growth projects led general and administrative expenses to the amount of R$17.3 million in 3Q 2013.

EBITDA

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
115.0	85.9	33.9%	EBITDA	269.0	149.3	80.2%
35.0%	39.4%	-4.4 p.p.	Margin EBITDA (%)	37.8%	37.6%	0.2 p.p

In 3Q 2013, Rumo recorded EBITDA of R$115.0 million, and EBITDA margin of 35.0%, a decrease of 4.4 p.p. year-over-year, negatively impacted by the allowance for doubtful accounts in the amount of R$15.8 million recognized in September 2013, under the accounting policy adopted by the company.

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CAPEX

3Q 2013	3Q 2012		CAPEX	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg.%	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
87.2	82.8	5.3%	CAPEX	213.3	175.9	21.2%

Rumo’s investments in 3Q 2013 totaled R$87.2 million, 5.3% above the R$82.8 million reported in 3Q 2012.

The main investments were directed to the following initiatives:

(i)	R$47.0 million in permanent railroad operated by América Latina Logística (ALL);

(ii)
R$20.4 million in improvements at the Santos port terminal, including discharging capacity increase, improvements on reception rout belts and shipping terminal, works to cover the South terminal quay (ongoing) and recurring investments related to equipment and warehouse infrastructure;

(iii)	R$19.8 million in other initiatives, mainly investments in transshipment terminals at the countryside of São Paulo state

26 of 48

Earnings Release 3rd Quarter of Fiscal Year 2013 – July, August and September 2013

B.5 Lubricants and Specialties

The result of the Lubricants and Specialties segment, is comprised of industrialization and distribution of lubricants under the brands Mobil and Comma, resale of base oil and automotive specialties in Brazil and other 40 countries, through plants located in Rio de Janeiro, Brazil and Kent, United Kingdom.

Net revenue

3Q 2013	3Q 2012		Sales Breakdown	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
407.3	369.6	10.2%	Net Operating Revenue	1,151.1	1,046.8	10.0%

Net revenue from the sale of lubricants, resale of base oil and other Lubricants and Specialties products and services reached R407.3 million in 3Q 2013, a 10.2% increase compared to 3Q 2012, mainly due to the 17.6% increase in volumes sold, mainly base oils.

Total average unit revenue decreased by 6.2%, from R$5,116/cbm in 3Q 2012 to R$4,797/cbm in 3Q 2013, reflection of the higher share of base oil in the mix, product that has the lower unit price.

Lubricants, Base Oils and Other Products
Sales Volume (Millions of liters) and Average Unit Revenue (R$/cbm)

27 of 48

Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

Cost of Goods and Services

3Q 2013	3Q 2012		COGS	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(311.0)	(281.9)	10.3%	Cost of Goods and Services	(852.3)	(789.0)	8.0%
			Average Unitary Cost (R$/cbm)
(3,663.1)	(3,902.3)	-6.1%	Lubricants Sales and Base Oil	(3,627.2)	(3,679.9)	-1.4%

The cost of goods sold and services of the Lubricants and Specialties segment increased 10.3%, compared to 3Q 2012, to R$311.0 million. The average unitary cost decreased 6.1% from R$3,902/cbm in 3Q 2012 to R$3,663/cbm in 3Q 2013  mainly due to higher operational efficiency related to economies of scale and higher base oil participation in the volumes sold in the period.

Gross Profit

3Q 2013	3Q 2012		Gross Profit	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
96.3	87.7	9.8%	Gross Profit	298.8	257.9	15.9%
23.6%	23.7%	-0.1 p.p.	Gross Margin (%)	26.0%	24.6%	1.3 p.p

Gross profit increased by 9.8% in the quarter, reaching R$96.3 million compared to R$87.7 million reported in 3Q 2012. Gross margin was 23.6% in the quarter, remaining stable over the same period last year.

Selling, General and Administrative Expenses

3Q 2013	3Q 2012		SG&A	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(83.5)	(66.6)	6.6%	Total expenses	(225.7)	(191.8)	17.6%

Selling, general and administrative expenses increased by 25.3% in 3Q 2013 compared to 3Q 2012 and totaled R$83.5 million, mainly due to the expansion of business activities in Brazil and business internationalization operations by higher volumes sold.

EBITDA

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
30.9	33.9	-8.8%	EBITDA	127.3	102.2	24.6%
7.6%	9.2%	-1.6 p.p.	EBITDA Margin (%)	11.1%	9.8%	1.3 p.p

EBITDA for the Lubricants and Specialties segment in 3Q 2013 was R$30.9 million and EBITDA margin was 7.6%, down 1.6 p.p as compared to 3Q 2012 and can be attributed to higher expenses pegged to commercial expenses in the period.

28 of 48

Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

B.6 Radar

Below are the results for Radar, whose main activity is investment in agricultural properties and leasing to the Brazilian rural real estate market.

For comparability purposes, Radar’s YTD 2013 results are presented in pro-forma basis and considers nine months (January to September 2013) of the combination of Radar’s operations with the results of Cosan's lands. The same applies to the year 2012 (YTD 2012) which comprises the period from January to September 2012.

Assets Portfolio

State	Culture	%	Area (hectare)	Area (acre)	Market Value ( R$MM)
São Paulo	Sugarcane	65%	70,281	173,593	2,127
Maranhão	Grains	15%	16,651	41,129	145
Mato Grosso	Grains	11%	12,303	30,388	156
Bahia	Grains	7%	7,155	17,674	77
Goiás	Sugarcane	1%	672	1,659	16
Mato Grosso do Sul	Sugarcane	0%	417	1,029	2
Total		100%	107,478	265,471	2,523

Radar closed 3Q 2013 with a land portfolio of R$2.5 billion, and total area of 107,500 hectares (265.5 thousand acres), distributed throughout six Brazilian states.

Net Revenue

3Q 2013	3Q 2012			YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
16.1	20.9	-22.7%	Net Revenue	51.4	76.1	-32.4%
-	4.7	-100.0%	Property Sale	5.7	22.0	-74.2%
16.1	16.2	-0.3%	Land Lease	45.7	54.0	-15.4%
0.0	(1.7)	-100.0%	Cost of Property Sales	(6.1)	(20.1)	-69.8%
0.0	(1.7)	-100.0%	Property Sale	(6.1)	(20.1)	-69.8%
16.1	19.2	-15.7%	Gross Profit	45.4	56.0	-19.0%
100.0%	91.7%	0.1 p.p	Gross Margin (%)	88.2%	73.6%	0.2 p.p

In 3Q 2013, Radar’s net revenue totaled R$16.1 million, comprised exclusively from leasing of agricultural lands.

In 3Q 2013, Radar recorded no cost of services provided because it didn’t sell any assets in the period. All costs related to land leasing are incurred by the operator of the agricultural properties, so Radar has no cost related to this operation. Radar’s gross profit was R$16.1 million, a 15.7% decrease over the same period last year.

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Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

General and Administrative Expenses

3Q 2013	3Q 2012		G&A Expenses	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg. %
(5.3)	(4.0)	34.2%	G&A Expenses	(15.1)	(12.7)	19.3%
46.8	3.0	n/a	Other Operational Revenues/Expenses	110.2	5.1	n/a

Radar’s general and administrative expenses was R$5.3 million, an increase of 34.2% in 3Q 2013 compared to 2Q 2012.

In 3Q 2013, other operating revenues totaled R$46.8 million and basically refer to gains with Radar’s land portfolio appreciation based on market indexes variation (FNP) in the period.

EBITDA

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg. %
57.9	18.6	210.5%	EBITDA	141.2	49.9	182.8%

Radar posted EBITDA of R$57.9 million in 3Q 2013, a 210.5% increase year-over-year.

30 of 48

Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

B.7 Other Businesses

Below we report the results for our Other Businesses, which consist of Cosan’s corporate structure, as well as effects from contingencies from businesses contributed to Raízen before its formation, as well as other investments.

3Q 2013	3Q 2012			YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
(39.1)	(33.4)	17.2%	G&A Expenses	(95.0)	(96.2)	-1.3%
(9.2)	(0.5)	n/a	Other Revenues (Expenses)	(0.0)	59.7	-100.1%

3Q 2013	3Q 2012		EBITDA	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Chg. %	Amounts in R$ MM	(jan - sep)	(jan - sep)	Chg.%
303.5	316.6	-4.1%	EBITDA	538.3	530.7	1.4%
-	-	0.0%	(-) Gross Effects of Raizen's formation	-	100.3	n/a
(351.3)	(350.7)	0.2%	(-) Equity Pick-up	(631.7)	(656.0)	-3.7%
(47.8)	(34.1)	39.9%	Adjusted EBITDA	(93.4)	(125.3)	-25.5%

Cosan’s general and administrative expenses are mainly comprised of personnel expenses, which include salaries, taxes, as well as consultancy services totaling R$39.1 million in 3Q 2013, 17.2% higher than the same period last year.

Other operating revenues from Other Businesses totaled an expense of R$9.2 million in 3Q 2013, compared to revenue of R$0.5 million in 3Q 2012, basically reflecting payment of legal fees.

In 3Q 2013, the segment’s EBITDA totaled R$303.5 million, principally due to equity pick-up. Other Businesses segment results by adjusting EBITDA for this effect would have been negative R$47.8 million.

31 of 48

Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

C. Other Items in the Consolidated Result
Financial Result

3Q 2013	3Q 2012	Financial Results	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Amounts in R$ MM	(jan-sep)	(jan-sep)
(138.1)	(40.3)	Gross Debt Charges	(448.4)	(114.6)
29.0	13.8	Income from Financial Investments	91.2	47.4
(109.1)	(26.4)	(=) Subtotal: Net Debt Interests	(357.2)	(67.2)
35.9	9.8	Other Charges and Monetary Variation	17.8	(100.8)
(16.9)	(3.9)	Exchange Rate Variation	(314.0)	(60.3)
(29.4)	15.7	Gains (losses) with Derivatives	118.3	35.5
(13.5)	(4.3)	Amortization, Debt Cost and Other	(90.6)	(27.4)
(132.9)	(9.1)	(=) Financial, Net	(625.7)	(220.3)

Net financial result for 3Q 2013 was a financial expense of R$132.9 million, versus a net financial expense of R$9.1 million in 3Q 2012, as a result of: (i) increased debt charges due to Comgás acquisition and consolidation of its debt as of November 2012; and (ii) negative foreign exchange variation of R$16.9 million, and (iii) net derivative loss on exchange rate and interest in the amount of R$29.4 million.

Financial investments closed the quarter with positive income of R$29.0 million, compared to R$13.8 million in 3Q 2012, mainly due to consolidation of Radar and Comgás, as of November 2012.

The negative result from exchange variation reflects the depreciation of the Real against the dollar (R$2.2300/US$ on September 30, 2013 versus R$2.2156/US$ on June 30, 2013), and its impact on foreign-denominated debt, leading to a non-cash impact on the consolidated financial result.

All foreign-denominated debt is hedged by means of exchange swaps, except for the principal amount of the US$ 500 million Perpetual Bond. In 3Q 2012, there was also a depreciation of the Real against the dollar (R$2.0306/US$ on September 30, 2012, versus R$2.0213/US$ on June 30, 2012), which generated an exchange variation expense of R$3.9 million in that period.

From July 1, 2013, the operation of Senior Notes in 2023 and its related derivatives to hedge exposure to foreign currency risk and interest were designated in hedge accounting (fair value hedge), which represented a gain of R$50.6 million in net financial income in 3Q 2013. The hedge consists in the use of cash flow swaps, exchanging foreign currency risk of foreign currency (USD) for local currency (BRL) and prefixed interest rate for percentage of the CDI (domestic market index).

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Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

In 3Q 2013, we had a R$11.5 million positive result from exchange swaps amounting and a R$40.9 million negative result with interest rate swaps, summing up to a negative net swap result of R$29.4 million.

Income Tax and Social Contribution

3Q 2013	3Q 2012	Income Tax and Social Contribution	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Amounts in R$ MM	(jan-sep)	(jan-sep)
436.3	343.7	Income (Loss) before Income Tax	634.0	368.2
(119.3)	(41.3)	Total of Tax and Social Contribution	(338.7)	74.9

(20.1)	(23.0)	Deferred Income Tax Expenses	(186.1)	100.8
(99.3)	(18.3)	Current Income Tax Expenses	(152.6)	(25.8)
-22.8%	-5.3%	Effective Rate - Current (%)	-24.1%	-7.0%

In 3Q 2013, total expenses with Income Tax and Social Contribution (IT/SC) were R$119.3 million, mainly due to the negative effects related to unrecorded fiscal credits relative to tax loss of the period (unused tax shield) in the amount of R$47.1 million, as well as adjustments of permanent tax differences from equity pick-up, mainly Raízen’s.

The expense with current income tax and social contribution represents the amount disbursed and to be disbursed, net of refunds, recovery and offsetting of taxes of the same type. The breakdown below provides a better understanding of the IT/SC per business unit.

3Q 2013
Income Tax and Social Contribution	Comgás	Rumo	Lubricants and Specialties	Radar7	Other Business	Consolidated
Amount in R$ MM
Net Income before Taxes	218.6	100.1	12.2	58.5	200.6	436.3
Nominal Rate of Income Tax and Social Contribution (%)	-34%	-34%	-34%	-34%	-34%	-34%
Income Tax and Social Contribtions Theoretical Expense	(74.3)	(34.0)	(4.1)	(19.9)	(68.2)	(148.3)
(-) Non-taxable Permanent Differences / Equity Pick-up	(0.8)	(0.0)	(2.3)	(0.0)	119.3	63.9
(-) Tax Loss and Negative Basis	-	-	(4.7)	-	(42.4)	(47.1)
(-) Different Tax Regime for Entities Taxed on Presumed Profits	-	-	-	14.1	-	14.1
(-) Other	0.4	0.4	(0.9)	2.2	(4.1)	(1.9)
Income Tax Effective Expenses	(74.7)	(33.7)	(12.0)	(3.6)	4.6	(119.3)
Income Tax and Social Contribution Effective Rate (%)	34%	34%	99%	6%	-2%	27%
Expenses (Revenues) com IR/CS	(74.7)	(33.7)	(12.0)	(3.6)	4.6	(119.3)
Current	(66.8)	(31.3)	1.3	(2.7)	0.2	(99.3)
Effective Rate - Current Rate (%)	31%	31%	-11%	5%	0%	23%
Deferred	(7.9)	(2.3)	(13.3)	(1.0)	4.4	(20.1)

Note7: Radar adopts tax regime for entities taxed on presumed profits

33 of 48

Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

Net Income

3Q 2013	3Q 2012	Net income	YTD 2013	YTD 2012
(jul - sep)	(jul - sep)	Amounts in R$ MM	(jan-sep)	(jan-sep)
208.8	283.2	Net Income	40.6	415.7

Cosan recorded net income of R$208.8 million in the quarter, lower than the R$283.2 million income recorded in 3Q 2012, mainly due to (i) negative impact of R$47.1 million due to Cosan’s unrecorded deferred fiscal credits (unused tax shield) of the holding, (ii) negative impact in the financial result line of R$42.5 million in exchange variation and derivatives and (iii) increase of net financial expenses of R$61.2 million due to the debt raised for Comgás acquisition offset by net income equity pick up of R$86.5 million related to Cosan’s 60.1% stake.

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Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

D. Indebtedness

At the close of 3Q 2013, Cosan’s consolidated pro forma debt (excluding PESA) was R$12.0 billion, compared to R$11.6 billion in 2Q 2013. The breakdown of the debt of Cosan and Subsidiaries is presented below, as well as the debt of Raízen presented on a pro forma basis and in a 50% proportion.

Cosan and Subsidiaries

Gross debt was R$8.5 billion in 3Q 2013, up 0.8% from 2Q 2013.

The key events in the period were:
(i)	Amortization of principal and interests of R$460 million, including BNDES, Finame, Senior Notes and Perpetual Bonds;
(ii)	Approximately R$261 million raised from BNDES and Resolution 4131 to subsidiary Comgás;
(iii)	Provision for interest, monetary and exchange variation in the period, in the amount of R$200 million.
(iv)	Change in fair value of Comgás’ foreign currency denominated debt and 2023 Senior Notes in the amount of R$66 million due to the adoption of hedge accounting.

Raízen

The combined gross debt of Raízen totaled R$3.5 billion at the close of 3Q 2013, up 9.7% sequentially.

In the quarter, the following changes in principal and interest on the debt were made:

(i)	Amortization of principal and interests of R$225 million related to prepayments, credit restricted cash and senior notes;
(ii)	R$471 million raised under prepayments of R$255 million and credit notes of 125 million;
(iii)	Provision for interest, monetary and exchange variation in the period, in the amount of R$64 million.

Cosan – Pro forma Consolidated

The cash balance totaled R$2.1 billion at the end of 3Q 2013, as compared to R$2.5 billion in 2Q 2013. Pro forma net debt in the quarter was R$9.9 billion, compared to R$9.1 billion in the previous quarter, equivalent to leverage of 2.4x pro forma EBITDA of R$4.1 billion of the last 12 months, which include pro forma Comgás.

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Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

Debt per Business Units (Amount in R$ MM)
	3Q 2013	2Q 2013
Comgás	(jul-sep)	(apr-jun)	% ST	Chg.%
Leasing	1.4	1.7	92%	-17.6%
Promissory Notes	418.4	409.5	100%	2.2%
EIB	602.6	597.0	1%	0.9%
4131 Resolution	504.8	561.5	23%	-10.1%
BNDES	1,230.6	1,136.1	21%	8.3%
Debentures	33.9	71.8	100%	-52.9%
Debt Notes Allocation	(3.9)	(2.1)	19%	n/a
Financial Instruments - MTM	(180.0)	(238.2)	16%	-24.5%
Total Comgás	2,607.8	2,537.3	0%	2.8%
Rumo
Finame	731.9	749.5	15%	-2.3%
Expenses with Placement of Debt	(1.5)	(1.6)	11%	-6.6%
Total Rumo	730.4	747.8	-	-2.3%
Lubricants and Specialties
Finame	0.2	0.2	0%	0.0%
Foreing Loan	196.9	182.1	0%	8.2%
Total Lubricants and Specialties	197.2	182.3	-	8.1%
Other Business
Perpetual Bonds	1,129.1	1,121.8	1%	0.6%
Credit Notes	385.6	376.8	100%	2.3%
Debentures	1,423.6	1,448.3	2%	-1.7%
FINEP	89.9	89.9	0%	0.0%
Senior Notes 2018	853.6	872.9	0%	n/d
Senior Notes 2023	1,067.1	1,124.3	0%	n/d
Expenses with Placement of Debt	(52.6)	(52.4)	17%	0.3%
Bonus over Perpetual Bonds	5.5	6.1	46%	-9.8%
Financial Instruments - MTM	51.9	(31.6)	0%	n/a
Total Other Business	4,953.7	4,956.0	-	0.0%
Cosan Consolidated
Total Debt	8,489.2	8,423.4	-	0.8%
Cash and Cash Equivalents and Secutities	(1,307.9)	(1,604.8)	-	-18.5%
Net Debt	7,181.3	6,818.6	-	5.3%

Raízen
Senior Notes 2014	789.8	803.1	100%	-1.7%
BNDES	1,419.2	1,444.5	14%	-1.7%
Term Loan	1,123.4	1,069.2	11%	5.1%
Prepaid Exports	1,277.6	947.9	17%	34.8%
Senior Notes 2017	902.2	911.9	1%	-1.1%
Advances on Exchange Contracts	179.7	177.9	100%	1.0%
Credit Notes	613.4	355.7	0%	72.4%
Finame	115.7	131.7	45%	-12.1%
Finem	545.5	470.9	9%	15.9%
Rural Credit	78.5	67.3	87%	16.6%
Debt Notes Allocation	(22.5)	(21.5)	64%	4.4%
Other	0.1	43.6	100%	-99.8%
Total Raízen8	7,022.8	6,402.2	-	9.7%
Raízen's Debt ( 50% )	3,511.4	3,201.1	-	9.7%
Cash and Cash Equivalents and Secutities Raízen	(800.5)	(899.6)	-	-11.0%
Net Debt Raízen	2,710.9	2,301.5	-	17.8%
Consolidated Proforma
Total Debt (including Raízen)	12,000.5	11,624.5	-	3.2%
Cash and Cash Equivalents and Secutities (including Raízen)	(2,108.4)	(2,504.5)	-	-15.8%
Pro forma Net Debt	9,892.1	9,120.1	-	8.5%

Note 8: Excluding PESA debt.

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E. Share Performance

The common shares issued by Cosan S.A. have been listed on BM&FBovespa since 2005, the year of its IPO on the “Novo Mercado” segment under the ticker symbol CSAN3, and are included in the portfolios of the Ibovespa, IBrX, IBrX-50, IBrA, MLCX, ICO2, INDX, ICON, IVBX-2, IGC, IGCT and ITAG indexes.

The shares issued by Cosan Limited, Cosan S.A.'s parent company, have been listed on the NYSE since its IPO in 2007, under the ticker symbol CZZ. The Company has also issued share deposit certificates (Brazilian Depositary Receipts - BDR) on the BM&FBovespa under the symbol CZLT33.

The tables and graphs below represent the performance of shares issued by the companies:

3Q 2013 Summary	CSAN3		CZLT33		CZZ
Stock Type	Common Share		BDR		Class A
Listed in	BM&FBovespa		BM&FBovespa		NYSE
Closing Price in december 28/06/2013	R$	42.72	R$	15.37	USD 36.60
Higher Price	R$	43.80	R$	16.76	USD 43.00
Average Price	R$	42.10	R$	15.07	USD 39.42
Lower Price	R$	39.90	R$	13.20	USD 34.69
Average Daily Traded Volume	R$51.7 million		R$10.1 million		USD16.3 million

CSAN3 vs. CZLT33 vs. Ibovespa (Base 100)	CZZ vs. S&P500 (Base 100)

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F. Guidance

This section contains the guidance broken down by variation range for some key parameters in Cosan’s consolidated results for the calendar year of 2013, that is, from January 1, 2013 to December 31, 2013.  In addition, other parts of this Earnings Release may contain forecasts. Such projections and guidance are but estimates and indications, and as such these do not represent any guarantee of prospective results.

This guidance considers the current operations of the Cosan group, which includes Comgás, Rumo, Lubricants and Specialties, Radar and Other Businesses, as well as  Raízen Combustíveis and Raízen Energia.

Cosan’s consolidated EBITDA is presented pro forma, including 50% of the results of Raízen Combustíveis and Raízen Energia. As previously stated, as of the adoption of the IFRS 11 – Joint Arrangements, Raízen’s results will no longer be proportionally consolidated on Cosan’s, and will be recorded only in the “Equity Pick-up” line, considering our share (50%) in Net Income. In addition, Comgás’ EBITDA will continue to be presented according to Brazilian accounting practices (IFRS), which do not consider the effects of the regulatory Current Account.

		FY12	FY13	2013
		(apr/2011 - mar/2012)	(apr/2012 - mar/2013)	(jan/2013 - dec/2013)
Cosan Consolidated	Net Revenue (R$MM)	23,391	30,017	35,000 ≤ ∆ ≤ 38,000
	EBITDA (R$MM)	2,117	3,143	3,950 ≤ ∆ ≤ 4,350
	Capex (R$MM) 9	2,134	2,178	2,800 ≤ ∆ ≤ 3,000

Raízen Combustíveis	Volume of Fuels Sold (million liters)	20,914	21,967	22,500 ≤ ∆ ≤ 24,000
	EBITDA (R$MM)	1,305	1,658	1,600 ≤ ∆ ≤ 1,800

Raízen Energia	Volume of Sugar Cane Crushed (thousand tonnes)	52,958	56,221	59,000 ≤ ∆ ≤ 62,000
	Volume of Sugar Sold (thousand tonnes)	3,969	4,230	4,300 ≤ ∆ ≤ 4,600
	Volume of Ethanol Sold (million liters)	1,921	2,323	2,100 ≤ ∆ ≤ 2,300
	Volume of Energy Sold (thousand of MWh)	1,233	3,035	1,900 ≤ ∆ ≤ 2,100
	EBITDA (R$MM)	2,235	2,408	2,400 ≤ ∆ ≤ 2,700

Rumo	Volume of Loading (thousand tonnes)	7,759	8,566	8,500 ≤ ∆ ≤ 10,500
	EBITDA (R$MM)	211	297	330 ≤ ∆ ≤ 370

Radar	EBITDA (R$MM)	-	180.000	140 ≤ ∆ ≤ 160

Lubricants and Specialties	Total Volume Sold (million Liters)	217	287	270 ≤ ∆ ≤ 310
	EBITDA (R$MM)			140 ≤ ∆ ≤ 170

Comgás	Number of Clients (thousand) 9	1,099	1,215	1,320 ≤ ∆ ≤ 1,330
	Network Expansion (km) 9	1,100	1,282	1,350 ≤ ∆ ≤ 1,450
	Total Volume of Gas Sold (thousand cbm)	4,835	5,259	5,200 ≤ ∆ ≤ 5,700
	EBITDA IFRS (R$MM)	716	962	1,350 ≤ ∆ ≤ 1,550

Note 9: Amounts revised on 09/30/2013.

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Disclaimer

This document contains forward-looking statements and estimates. These forward-looking statements and estimates are solely forecasts and do not represent any guarantee of prospective results. All stakeholders should know that these statements and estimates are and will be, depending on the case, subject to risks, uncertainties and factors related to the operations and business environment of Cosan and its subsidiaries, and therefore the actual results of these companies may significantly differ from the estimated or implied prospective results contained in such forward-looking statements and estimates.

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Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

E. Financial Statements

E.1 Cosan S/A Consolidated

Cosan Consolidated	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	2,434,511	608,440
Gross Profit	721,548	191,512
Sales, general and administrative expenses	(375,153)	(118,191)
Other operating income (expenses), net	31,827	(3,038)
Financial revenue	48,578	42,003
Financial expenses	(135,167)	(62,929)
Foreign exchange variation	(16,906)	(3,906)
Derivative	(29,435)	15,685
Equity pick up	191,022	282,524
Income and Social Contribution Taxes	(119,349)	(41,275)
Net Income (loss)	316,965	302,385

Cosan Consolidated	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	1,202,229	1,490,634
Securities	105,658	114,190
Accounts Rreceivable	997,114	1,018,244
Inventories	292,076	274,147
Other Current Assets	726,005	777,266
Investments	89,516	92,296
Investments in Jointly Owned Subsidiaries	8,468,438	8,551,222
Investment Property	2,523,405	2,477,955
Property, Plant and Equipment	1,249,958	1,206,120
Intangible	9,973,856	9,756,657
Other Non-Current Assets	2,398,497	2,409,203
Total Assets	28,026,752	28,167,934

Loans and Financing	(8,617,159)	(8,693,246)
Suppliers	(841,972)	(970,344)
Salaries Payable	(105,593)	(109,171)
Other current liabilities	(625,575)	(804,883)
Other non-current liabilities	(4,579,437)	(4,547,565)
Net Equity	(13,257,016)	(13,042,725)
Total Liabilities	(28,026,752)	(28,167,934)

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E.2 Raízen Combustiveis

Raízen Combustíveis	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	12,737,213	10,915,520
Gross Profit	659,996	580,265
Sales, general and administrative expenses	(362,825)	(335,462)
Other operating income (expenses), net	66,328	(2,611)
Financial revenue	23,386	36,451
Financial expenses	(18,952)	(27,777)
Foreign exchange variation	(7,319)	(6,081)
Derivative	(12,032)	3,454
Income and Social Contribution Taxes	(119,280)	(55,132)
Net Income (loss)	229,302	193,108

Raízen Combustíveis	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	354,503	168,930
Accounts Receivable	1,326,865	1,390,114
Inventories	1,302,834	852,711
Other Current Assets	857,282	1,445,431
Property, Plant and Equipment	2,519,491	2,567,133
Intangible	4,028,655	4,015,732
Other Non-Current Assets	1,110,940	1,102,284
Total Assets	11,500,570	11,542,335

Loans and Financing	(787,527)	(800,148)
Suppliers	(529,708)	(576,231)
Salaries Payable	(254,561)	(166,216)
Other current liabilities	(712,163)	(568,966)
Other non-current liabilities	(2,615,511)	(2,617,923)
Net Equity	(6,601,100)	(6,812,851)
Total Liabilities	(11,500,570)	(11,542,335)

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E.3 Raízen Energia

Raízen Energia	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	3,246,729	2,248,339
Gross Profit	726,101	580,395
Sales, general and administrative expenses	(358,584)	(289,159)
Other operating income (expenses), net	(19,891)	9,685
Financial revenue	55,193	173,230
Financial expenses	(114,059)	(122,629)
Foreign exchange variation	(25,128)	(26,420)
Derivative	26,403	(8,711)
Equity pick up	(11,655)	(4,955)
Income and Social Contribution Taxes	(94,462)	(44,919)
Net Income (loss)	183,918	266,517

Raízen Energia	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	1,246,573	1,630,331
Accounts Rreceivable	494,724	349,025
Inventories	1,707,606	886,917
Other Current Assets	1,275,795	1,308,570
Investments	1,936,168	215,105
Property, Plant and Equipment	9,485,631	9,769,483
Intangible	3,062,760	3,062,170
Other Non-Current Assets	1,822,915	3,587,474
Total Assets	21,032,172	20,809,075
Loans and Financing	(6,963,654)	(6,311,908)
Suppliers	(730,321)	(513,768)
Salaries Payable	(872,731)	(1,017,216)
Other current liabilities	(279,758)	(904,657)
Other non-current liabilities	(1,676,670)	(1,670,334)
Net Equity	(10,509,038)	(10,391,192)
Total Liabilities	(21,032,172)	(20,809,075)

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E.3 Comgás

Comgás	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	1,682,530	1,413,476
Gross Profit	483,958	423,464
Sales, general and administrative expenses	(229,988)	(180,284)
Other operating income (expenses), net	(17)	(2,216)
Financial revenue	14,557	-
Financial expenses	(38,144)	(47,312)
Foreign exchange variation	(6,929)	-
Derivative	(4,809)	-
Income and Social Contribution Taxes	(74,689)	(65,608)
Net Income (loss)	143,939	128,045

Comgás	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	459,598	359,285
Accounts Rreceivable	564,233	658,801
Inventories	113,330	114,270
Other Current Assets	252,383	295,527
Intangible	8,353,844	8,200,248
Other Non-Current Assets	285,227	278,418
Total Assets	10,028,615	9,906,549

Loans and Financing	(2,787,767)	(2,775,506)
Suppliers	(694,029)	(813,000)
Salaries Payable	(49,274)	(39,167)
Other current liabilities	(160,832)	(100,859)
Other non-current liabilities	(854,055)	(839,918)
Net Equity	(5,482,658)	(5,338,099)
Total Liabilities	(10,028,615)	(9,906,549)

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Earnings Release Third Quarter of 2013 Fiscal Year – July, August and September, 2013

E.4 Rumo

Rumo	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	328,500	20,902
Gross Profit	125,139	19,161
Sales, general and administrative expenses	(17,286)	(3,959)
Other operating income (expenses), net	(12,613)	3,010
Financial revenue	14,534	2,724
Financial expenses	(9,555)	(207)
Foreign exchange variation	(109)	(2)
Income and Social Contribution Taxes	(33,657)	(3,419)
Net Income (loss)	66,452	17,308

Rumo	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	547,287	563,945
Securities	8,864	10,094
Accounts Rreceivable	195,739	125,804
Inventories	4,667	5,110
Other Current Assets	47,643	115,508
Property, Plant and Equipment	1,003,323	975,535
Intangible	743,679	705,148
Other Non-Current Assets	11,025	27,559
Total Assets	2,562,227	2,528,703

Loans and Financing	(730,424)	(747,849)
Suppliers	(81,923)	(98,081)
Salaries Payable	(12,230)	(15,493)
Other current liabilities	(158,422)	(154,526)
Other non-current liabilities	(192,017)	(191,930)
Net Equity	(1,387,211)	(1,320,824)
Total Liabilities	(2,562,227)	(2,528,703)

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E.5 Lubricants and Specialties

Lubricants and Specialties	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	407,322	369,608
Gross Profit	96,293	87,674
Sales, general and administrative expenses	(83,485)	(66,626)
Other operating income (expenses), net	6,879	(3,076)
Financial revenue	3,560	11,058
Financial expenses	(15,400)	3,622
Foreign exchange variation	15,355	(4,452)
Derivative	(4,512)	-
Equity pick up	(6,534)	-
Income and Social Contribution Taxes	(11,992)	(10,045)
Net Income (loss)	163	18,155

Lubricants and Specialties	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	68,905	156,157
Securities	580	2,055
Accounts Rreceivable	214,428	208,706
Inventories	174,077	154,766
Other Current Assets	64,672	64,613
Investments	15,864	22,178
Property, Plant and Equipment	192,552	182,399
Intangible	873,680	848,517
Other Non-Current Assets	(64,430)	(58,508)
Total Assets	1,540,328	1,580,883

Loans and Financing	(197,185)	(182,341)
Suppliers	(63,547)	(56,375)
Salaries Payable	(15,362)	(19,513)
Other current liabilities	(95,731)	(89,822)
Other non-current liabilities	(327,301)	(343,286)
Net Equity	(841,202)	(889,546)
Total Liabilities	(1,540,328)	(1,580,883)

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E.6 Radar

Radar	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	16,147	20,902
Gross Profit	16,146	19,161
Sales, general and administrative expenses	(5,314)	(3,959)
Other operating income (expenses), net	46,800	3,010
Financial revenue	1,051	2,724
Financial expenses	(178)	(209)
Income and Social Contribution Taxes	(3,625)	(3,419)
Net Income (loss)	54,881	17,308

Radar	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	13,524	270
Securities	94,685	94,003
Accounts Rreceivable	22,473	24,692
Other Current Assets	8,300	8,985
Investment Property	2,523,405	2,477,955
Property, Plant and Equipment	11,437	11,661
Intangible	85	92
Other Non-Current Assets	4,864	9,363
Total Assets	2,678,773	2,627,021

Suppliers	(936)	(1,069)
Salaries Payable	(15,928)	(14,558)
Other current liabilities	(27,185)	(33,449)
Other non-current liabilities	(76,997)	(75,707)
Net Equity	(2,557,727)	(2,502,238)
Total Liabilities	(2,678,773)	(2,627,021)

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E.7 Other Businesses

Other Businesses	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	12	-
Gross Profit	12	442
Sales, general and administrative expenses	(39,080)	(33,534)
Other operating income (expenses), net	(9,222)	(458)
Financial revenue	18,018	19,439
Financial expenses	(75,032)	(58,322)
Foreign exchange variation	(25,223)	539
Derivative	(20,114)	15,685
Equity pick up	351,264	350,855
Income and Social Contribution Taxes	4,614	(4,390)
Net Income (loss)	205,238	290,257

Other Businesses	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	112,915	410,977
Securities	1,529	8,038
Accounts Rreceivable	241	241
Inventories	2	1
Other Current Assets	413,259	384,754
Investments	6,086,566	5,973,673
Subsidiaries	8,468,439	8,551,222
Property, Plant and Equipment	42,646	36,525
Intangible	2,567	2,652
Other Non-Current Assets	2,563,693	2,556,766
Total Assets	17,691,857	17,924,849

Loans and Financing	(4,901,781)	(4,987,550)
Suppliers	(1,536)	(1,819)
Salaries Payable	(12,799)	(20,440)
Other current liabilities	(243,657)	(502,045)
Other non-current liabilities	(3,530,947)	(3,517,423)
Net Equity	(9,001,137)	(8,895,572)
Total Liabilities	(17,691,857)	(17,924,849)

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F. Financial Statements including Raízen

F.1 Cosan S/A Consolidated including Raízen

Cosan Consolidated	3Q 2013	3Q 2012
Income Statement for the period	Sep 30, 2013	Sep 30, 2012
Net Operating Revenue	9,548	7,032
Gross Profit	1,405	772
Sales, general and administrative expenses	(736)	(431)
Other operating income (expenses), net	55	1
Financial revenue	84	142
Financial expenses	(198)	(134)
Foreign exchange variation	(33)	(20)
Derivative	(22)	13
Equity pick up	(12)	54
Income and Social Contribution Taxes	(222)	(91)
Net Income (loss)	209	283

Cosan Consolidated	3Q 2013	2Q 2013
Balance Sheet	Sep 30, 2013	Jun 30, 2013
Cash and Cash Equivalents	2,003	2,390
Securities	106	114
Accounts Rreceivable	1,922	1,899
Inventories	1,785	1,144
Other Current Assets	1,260	1,414
Investments	202	200
Investment Property	2,523	2,478
Biological Assets	968	1,010
Property, Plant and Equipment	7,244	7,377
Intangible	13,520	13,299
Other Non-Current Assets	3,282	3,277
Total Assets	34,815	34,603

Loans and Financing	(12,493)	(12,249)
Suppliers	(1,472)	(1,515)
Salaries Payable	(288)	(339)
Other current liabilities	(979)	(1,165)
Other non-current liabilities	(6,272)	(6,240)
Net Equity	(13,311)	(13,094)
Total Liabilities	(34,815)	(34,603)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 7, 2013	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer